Exhibit 99.1

Harry Winston Diamond Corporation reports Diavik Diamond Mine Second Quarter 2012 Update

TORONTO, July 17, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") reports that in the second calendar quarter of 2012, the Diavik Diamond Mine produced 1.79 million carats from 0.5 million tonnes of ore processed.  Ore volumes processed and diamonds recovered are consistent with the comparable quarter of the prior year.

For the first half of the calendar year 2012, the Diavik Diamond Mine produced 3.4 million carats from 1.1 million tonnes of ore processed compared to production of 3.1 million carats from 1.0 million tonnes of ore processed in the comparable period of the prior year.  Ore volumes processed for the first half of the current year included production from the A-154 South underground using the sub-level retreat mining method that commenced in July 2011.  Diamonds recovered for the current year are also higher than in the comparable period of the prior year due partially to increased high-grade ore and lower mud-rich type B ore mined from the A-418 kimberlite pipe in 2012.

Diavik's full-year target production remains at 8.3 million carats. Production in the second half of the year is forecast to be higher than the first half of the year due to a ramp-up of carats recovered from A-418 underground plus the processing of approximately 1.0 million carats of reprocessed plant rejects ("RPR").

The rough diamond market has experienced softened demand since the beginning of the year. The Company held partial rough diamond sales in May and June, and the July sale has just commenced and the Company expects higher than normal rough diamond inventory at July 31, 2012. Based on prices from the Company's last complete rough diamond sale and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types in the table that follows. The Company estimates that current market prices have declined by approximately 4% from the beginning of the fiscal year and by approximately 8% since the Company's March/April 2012 sales.

Ore Type	March and April 2012 Average Price per Carat (in US dollars)
A-154 South	$160
A-154 North	$205
A-418 A Type Ore	$145
A-418 B Type Ore	$100
RPR	$55

Forward-Looking Information
Information included herein that is not current or historical factual information, including information about mining activities at the Diavik Diamond Mine and estimated production from the Diavik Diamond Mine, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information.  While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, fluctuations in diamond prices, and changes in US and world economic conditions. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:20e 17-JUL-12